Detica


Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com


[redacted]

08003694

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

Our ref: 08-FIV100C218

2 July 2008

File no: 82-35012

SUPPL

Dear Sir

**Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

| | |
|---|---|
| 30.06.08 | Voting Rights and Capital |
| 02.07.08 | 88(2) Return of Allotment of Shares |

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

Nicky Heywood

Company Secretarial Assistant

PROCESSED
JUL 11 2008
THOMSON REUTERS

SEC Mail Processing Section
JUL 07 2008
Washington, DC
108

Enc

## Regulatory Announcement

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| | |
|---|---|
| **Company** | Detica Group Plc |
| **TIDM** | DCA |
| **Headline** | Voting Rights and Capital |
| **Released** | 16:10 30-Jun-08 |
| **Number** | 9183X16 |

Detica

RNS Number : 9183X
Detica Group Plc
30 June 2008

30 June 2008

**Detica Group plc**

**("Detica" or "the Group")**

**Voting Rights and Capital**

In conformity with the FSA's Disclosure and Transparency Rules, Detica would like to notify the market of the following:-

As at 30 June 2008, the capital of Detica Group plc consists of 115,867,490 ordinary shares with voting rights.

Therefore, the total number of voting rights in Detica Group plc is 115,867,490.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or change to their interest in, Detica Group plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

Companies House
for the record

SEC Mail Processing Section
JUL - 7 2008
Washington, DC
106

# 88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 3328242

Company name in full: DETICA GROUP PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | From: Day 20 Month 06 Year 2008 | To: Day 27 Month 06 Year 2008 |
|---|---|---|

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | ORDINARY | | |
| Number allotted | 9,135 | | |
| Nominal value of each share | £0.02 | | |
| Amount (if any) paid or due on each share (including any share premium) | £0.02 | | |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

| | |
|---|---|
| Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing) | |

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

| Shareholder details (list joint allottees as one shareholder) | Shares and share class allotted | |
|---|---|---|
| Name(s): ANTHONY ORSMAN | Class of shares allotted | Number allotted |
| Address: 12, STACEY HOUSE, CRESSEX ROAD, HIGH WYCOMBE | ORDINARY 2P SHARES | 215 |
| UK Postcode HP12 4TU | | |
| Name(s): MARK THOMAS. | Class of shares allotted | Number allotted |
| Address: 23 ORCHARD ROAD, FARNBOROUGH, HAMPSHIRE | ORDINARY 2P SHARES. | 1,090 |
| UK Postcode GU14 7PR | | |
| Name(s): JAMES NICHOLSON. | Class of shares allotted | Number allotted |
| Address: 77A COMERAGH ROAD, LONDON | 7 ORDINARY 2P SHARES | 7,830. |
| UK Postcode W14 9HS | | |
| Name(s) | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name(s) | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2nd July 2005.

** A director / ~~secretary~~ / administrator / ~~administrative receiver / receiver~~ / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriat[redacted]

**Contact Details**

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

NICKY HEYWOOD

AS REGISTERED OFFICE

Tel 01483 876879

DX number N/A DX exchange N/A.